Exhibit 99.1

March 31, 2023

Xuezhu Wang, CEO

Paranovus Entertainment Technology Ltd.

No. 11, Dongjiao East Road, Shuangxi

Shunchang, Nanping City

Fujian Province, People’s Republic of China

Dear Sir/Madam:

We consent to the references to our firm under the mentions of “PRC Counsel” in connection with the amendment to annual report on Form 20-F of (the “Company”) for the fiscal year ended March 31, 2022 (the “Annual Report”), filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 31, 2023 under the U.S. Securities Act of 1933 (as amended). We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Sincerely yours

/s/ AllBright Law Offices
AllBright Law Offices